EXHIBIT A

     Press Release

     Seafield Capital Corporation (Seafield) announced today that it has retained Alex. Brown and Sons
Incorporated as financial advisor to assist the Company in considering strategic alternatives to maximize shareholder value.

     Seafield is a holding company that owns 82% of LabOne, Inc. (NASDAQ-"LABS") and 59% of Response
Technologies, Inc. (ASE-"RTK") as well as a number of other investments and cash equivalents. LabOne, Inc. is the nation's leading insurance laboratory testing company and Response Technologies, Inc. is a prominent cancer treatment company with over 30 treatment centers.

     One alternative that the Company expects to pursue is a cash-option merger of Seafield into LabOne. In this regard, the Company has made an initial presentation to LabOne's Board of Directors. In such a merger, Seafield shareholders may have the option of receiving cash as well as shares of LabOne. Such a merger would likely be preceded by Seafield's distribution to shareholders, or other disposition by Seafield, of its Response stock and other assets. If a definitive agreement with LabOne is reached, it is anticipated that such a merger would not occur until the early part of 1996 because of the time required to complete anticipated asset sales as well as shareholder and other approvals.

     Seafield's Board also will consider other business combination proposals that are presented to it.
Seafield cautioned that there can be no assurances that either a merger with LabOne or any other business combination will occur.